

Midwest *Super*Community Bank Conference
February 24, 2009

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements which are not historical fact involve risks and uncertainties, including those detailed in WesBanco's 2007 Annual Report on Form 10-K and third quarter 2008 Form 10-Q filed with the SEC under the section, "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. Please refer to WesBanco's 2007 Annual Report on Form 10-K and third quarter 2008 Form 10-Q for further information on those risk factors. WesBanco does not assumes any obligation to update any forward-looking statements.

WesBanco

Explanation of Certain Non-GAAP Measures

This presentation contains certain financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (GAAP). Specifically, the Company has provided financial measures that are based on core or operating earnings rather than net income. Ratios and other financial measures with the word "core" or "operating" in their titles were computed excluding the impact of merger, integration and restructuring expense; extraordinary income or expense; income or expense from discontinued operations; and income, expense, gains and losses that are not reflective of ongoing operations or that we do not expect to reoccur.

We believe that this information is useful to investors and can assist them in understanding the Company's current performance, financial condition, and performance trends, and can assist in projecting current trends into the future. We encourage investors and others to use core earnings as a supplemental tool for analysis and not as a substitute for GAAP net income. A reconciliation from GAAP net income to the non-GAAP measure of core earnings is shown in the Appendix to this presentation.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Founded in 1870

- Assets: $5.2 billion

- 32 Banks/23 Companies Acquired in 25 years

- Banking operations in WV, OH and PA
  - ➤ 109 banking offices + Pittsburgh LPO
  - ➤ 139 ATMs

- Non-bank activities include:
  - ➤ Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

Stock Trading Profile

- Ticker: WSBC (NASDAQ Global Select)

- Market capitalization: $452 million*

- Average daily shares traded: 100,390 (3 mos. avg.)

- 26.5 million shares outstanding, 93% float

- 46.2% institutional ownership

* As of 02/23/2008 - $17.03 per share

WesBanco

WesBanco Operating Model

Growth by Acquisition	Local Delivery	Centralized Operations

  

Provides Consistent Performance

- Experienced management team

- Incentives aligned to performance

WesBanco®

Stability of Earnings Stream



*Avg. # shares up 24.1% in 2008 from 5.2 MM shares issued in November 2007 for acquisition of OAKF

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	35	28
Paul Limbert	President & CEO	31	31
Dennis Powell	EVP & COO	35	4
Robert Young	EVP & CFO	22	7
Peter Jaworski	EVP & Chief Credit Officer	24	13
Jerome Schmitt	EVP - Trust & Investments	36	36
Bernard Twigg	President – East Region	24	5
Gene Coffman	President – West Region	38	1

Growth by Acquisition:
A WSBC Core Competency



(MM)

Total Assets

7 year CAGR = 13.3%

$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0

2001 2002 2003 2004 2005 2006 2007 2008

☐ **Acquired Assets 2002–2008**

- Four major acquisitions in six years – assets more than doubled since 2001

- A history of successful consolidations/EPS growth

- Focusing on higher growth metro markets and enhancing market share

WesBanco

Recent Acquisition Activity

- AmTrust Bank Branches -- Announced January 23, 2009
  - $600 million in deposits @3.5% deposit premium
  - Five additional offices in greater Columbus, OH market will bring total to13
  - WesBanco will rank #9 in Columbus market (up from #21) with a 2.3% deposit market share
  - Anticipate March 2009 closing following regulatory approvals
- Oak Hill Financial, Inc. – Closed November 30, 2007
  - $1.3 billion in assets at acquisition
  - Acquired total 36 banking locations in southwest Ohio/added to major markets
  - Sold 5 small branches, closed three branches in second quarter 2008
  - Conversion of back office systems and bank charters completed in April 2008
  - On track to achieve more than 22% estimated cost saves ($7.4 MM)

WesBanco

An Expanding Franchise in Contiguous Markets: 109 banking offices



#1-3 deposit market share*

- Banking operations in 37 counties

- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)

- Ranked #1-3 in deposit market share in 16 counties*

- Wheeling, WV HQ for holding co. activities

- Two regions organized into seven markets

* SNL June 2008 Deposit Market Share Data

WesBanco

Wealth Management Services

- $2.4B of assets under management & administration
- Over 5,000 trust relationships
- 3 locations in WV & 1 in Columbus, OH
- Extensive product capabilities:
  - Trust
  - Investment mgmt
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans





Stable Deposit Mix: ~ 52% Non-Maturity

Brokered CDs **CDs**
Savings **MMDA**
Interest Bearing **Non-Interest Bearing**



- Stable mix despite high level of acquisition activity
- Very low brokered CDs
- Decrease in single-service CD households
- More than 50% of total deposits now originate in Ohio
- Low average cost of 2.68%
- Continued focus on non-interest bearing demand balances

WesBanco

Securities Portfolio at Dec. 31, 2008



Agencies

5%

Mortgage-backed/CMO securities, 56%

Municipals, 38%

Corporates & Equities, 1%

Securities = $935 million = 17.9% of assets

- Minimal private label CMOs or corporate/ABS securities

- 85% of municipal bonds are insured; 80% are GOs

- Average yield of 5.51% at year-end

- WAL approx. 4.2 years

- Pre-invested TARP prior to 4Q 2008 rate reductions

WesBanco

Expanding Net Interest Margin
~ Up 31 bp in 2008 to 3.71% ~



■ WSBC NIM ■ Yield on EA ■ Cost of Int. Bearing Liab.

Earning Assets Yield down 59 bp while Cost of Funds down 100 bp



■ WSBC NIM ■ Peer NIM

WSBC = +31 bp vs. Peers = +17 bp

* Peer Group = Median of 14 banks with assets between $1-$10 B in WV, OH, IN, and West PA: FNB, UBSI, ONB, PRK, FCF, IFC, SRCE, STBA, FRME, FFBC, IBNK, MSFG, CHCO, PEBO

WesBanco

Growing Noninterest Income*



($MM)
Deposit Service Fees
Trust Fees
Other
BOLI
Gain on Loan Sales
4-year CAGR = 14.3%
$60
$50
$40
$30
$20
$10
$0
2004
2005
2006
2007
2008

- 2008 includes full-year contribution of OAKF
- Noninterest income contributed 26.3% of 2008 revenue
- Deposit service fees & charges up 30.7% from 2007
- Trust fees down 8.2% from lower market valuations & changes in WV estate fee schedules

* Excludes one-time non-core items

WesBanco

Loan Portfolio as of Dec. 31, 2008

Total Loans O/S = $3.6 B

Comm. RE = $1.7 B



Commercial & Industrial 14%

Consumer 9%

HELOC, 6%

Res. Real Estate, 24%

Commercial Real Estate, 47%



Investor-Owned 50%

Construction & Develop. 14%

Owner-Occupied 36%

WesBanco

Centralized Credit Administration

- Senior credit officer in each region, reports directly to CCO

- Senior commercial bankers and support pods located by market

- Centralized credit administration and commercial underwriting on loans > $500K

- Local loan approval up to $750K - greater requires senior credit approval

- Centralized consumer and mortgage underwriting & pricing

- Lender incentive compensation targets determined by:

    * Credit quality   * Loan volume

    * Deposits   * Policy compliance

    * Fee generation

WesBanco

WSBC Passes the <300% CRE Stress Test

C&D + Investor-owned CRE = 195% of Total Risk Based Capital

Commercial Real Estate Loans	$MM O/S	% of Risk-Based Capital	% of CRE
Land & development	90	16.2	5.3
Residential development	60	10.8	3.5
Commercial construction	81	14.6	4.8
Total Construction & Development	$231	41.6%	13.6%
Residential apts./rentals	302	54.4	17.8
Retail	93	16.8	5.5
Office	100	18.0	5.9
Industrial	31	5.6	1.8
Lodging	100	18.0	5.9
Other	225	40.5	13.2
Total Investor-Owned Comm. RE	$851	153.3%	50.1%
Total Const./Dev. & Inv. CRE	$1,082	194.9%	63.7%
Owner-Occupied Comm. Real Estate	$617	N/A	36.3%
Total Commercial Real Estate	$1,699	N/A	100.0%

* Total Risk-based capital = $555,078 at 12/31/08

Non-Performing Assets = 1.10% of Assets

(Includes 90+ Days Past Due)

$58 Million as of 12/31/08


90+ Days PD
33%
OREO, 4%
Nonaccruals,
63%

90+ Days Past Due = $19MM


Cons, 6%
C&I, 16%
HELOC, 5%
CRE, 16%
Res RE, 57%

Non-Accruals/Rest. = $36MM


Res RE, 3%
C&I, 15%
CRE, 82%

WesBanco

Credit Performance vs. Peers

NPA + >90 Days PD Loans / Total Assets
■ WSBC ■ Peer*



Net Charge-offs / Avg. Loans
■ WSBC ■ Peer*



* Peer Group = Median of 14 banks with assets between $1-$10 B in WV, OH, IN, and
West PA: FNB, UBSI, ONB, PRK, FCF, IFC, SRCE, STBA, FRME, FFBC, IBNK, MSFG,
CHCO, PEBO



Financial Results

A Strong 2008 Performance
despite the many challenges

- Total shareholder return of 38% for FY 2008

- Successfully integrated largest acquisition to date

- Bolstered loan loss reserves by 29%

- Opted to participate in TARP Capital Purchase Program

- Exceptionally well-capitalized

- Earned 5-Star Superior Bauer rating for 10th consecutive quarter

WesBanco

Full Year Performance

($000's except per share data)	2007	2008	%Δ	Peer*
Core Income	$44,092	$39,410	-10.6%	N/A
Loan Loss Prov.	$8,516	$32,649	+ 383%	N/A
Diluted Core EPS	$2.06	$1.47	-28.6%	N/A
Core ROAA	1.08%	0.75%	-30.5%	0.72%
ROATE	17.83%	12.59%	-29.4%	7.49%
NIM	3.44%	3.68%	+24 bps	3.55%
NCO/Avg Loans	0.28%	0.58%	+30 bps	0.57%
LLP/ NCOs	105.0%	153.7%	+46.4%	165.6%
Efficiency Ratio	61.66%	63.19%	+ 153 bps	59.42%

* Peer Group = Median of 14 banks with assets between $1-$10 B in WV, OH, IN, and West PA: FNB, UBSI, ONB, PRK, FCF, IFC, SRCE, STBA, FRME, FFBC, IBNK, MSFG, CHCO, PEBO



PreTax PreProv. Profitability Returns to ~Pre-OAKF Level

■ **Net Interest Income/Avg. Assets**   □ **Operating Expenses/ Avg. Assets**

■ **Noninterest Income/ Avg. Assets**



PreTax & PreProv ROAA =	2005	2006	2007	2008	1Q'08	4Q'08
	1.61%	1.71%	1.66%	1.62%	**1.44%** ⟶ 1.65%	

Risk Management: Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Dec. 31, 2007	Dec. 31, 2008
Up 3% Rate Shock	-16.2%	-1.9%
Up 2% Rate Shock	-10.2%	-0.5%
Up 2 % Rate Ramp	-3.4%	+0.7%
Up 1% Rate Shock	-5.0%	+0.8%
Down 1% Rate Shock	+3.5%	-3.5%

Recent ALCO strategies focus on becoming less liability sensitive
Market value of equity would increase 3.7% in up 2% change

WesBanco

Risk Management: Liquidity

- Liquid assets
  - $936 MM securities portfolio – over 40% unpledged
  - $141 MM cash and cash equivalents
- Deposits
  - $1.8 B in non-maturity deposits
  - Only 15% jumbo/brokered deposits
- FHLB line of credit
  - $850 MM availability at year-end
- Other
  - Lines of credit with banks
  - Junior subordinated debt
  - Temporary Liquidity Guarantee Program participant
  - Net short-term non-core funding dependence below peers

WesBanco

Risk Management: Strong Capital Base



Tangible Equity / Tangible Assets
Total Risk Based Capital

- Total Risk-Based Capital = 14.78%

- TARP recipient: $75MM

- Low portfolio impairment risk/no toxic investments

- Tangible equity is strong at 7.90%/TCE at 6.44%

- Sufficient capital for continued growth & dividends

WesBanco

23+ Years of Strong, Stable Dividends



- 23 year compound annual growth: 5.46%
- Current yield: 6.58%[1] and $1.12 per share annualized
- Analysts' projections cover dividend run rate
- 20 year total shareholder return: 264%[2]

[1] As of market close 2/23/2009 - $17.03

[2] Total shareholder return = Capital Gain + Dividends, market closes: 12/29/1989 and 2/13/2009

WesBanco

2009 Initiatives

- Loans: Shift to C&I lending from real estate

- Improve credit infrastructure –

    - Add staff to Special Assets, Credit Risk Management and Secured Credit Admin.

    - Additional credit training for loan officers

    - Reengineer small business lending program

- Interest rate management – Establish money desk

- Implement relationship pricing for loans/deposits through profitability system

- Upgrade internet banking, complete real time system upgrades/mobile banking solution

- Improve incentives to cross-sell brokerage, insurance & trust services to retail & commercial customers

- Acquisition opportunities: Government- assisted, branch deals, low-risk, whole bank acquisitions

WesBanco

Why WesBanco?

- Responsive to market needs

- Efficient structure for delivery of banking services

- Proven ability to mitigate risk

- Financially conservative

- Attractive shareholder returns over time

WesBanco



Reconciliation – GAAP to Core
Annual

	2004	2005	2006	2007	2008
Net Income before Taxes	47,158	54,479	48,298	52,690	42,610
Gain (loss) on Sale of Securities	2,768	2,021	(7,798)	943	1,556
Non-recurring Revenue	0	0	2,784	980	400
Merger related and restructuring expenses, net of taxes	397	1,530	540	635	3,945
Gain (loss) on branches	0	0	0	(588)	0
Core Net Income	44,787	53,988	53,852	51,402	44,599
Effective Tax Rate	19.1%	21.5%	19.2%	15.2%	10.5%
Tax Effected Net Income	36,242	42,370	43,523	43,579	39,898
Core EPS	$1.82	$1.89	$1.96	$2.06	$1.47
Core ROAA	1.02%	0.95%	1.02%	1.08%	0.75%
Core ROAE	10.91%	10.06%	10.21%	10.49%	6.63%

WesBanco

Reconciliation – GAAP to Core
Quarterly

	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Net Income before Taxes	11,751	11,754	13,657	12,635	4,564
Gain (loss) on Sale of Securities	204	505	400	276	374
Non-recurring Revenue	0	400	0	0	0
Merger related and restructuring expenses, net of taxes	635	1,047	1,656	539	701
Gain (loss) on branches	0	0	0	0	0
Core Net Income	12,182	11,896	14,913	12,898	4,891
Effective Tax Rate	9.25%	19.2%	17.4%	8.9%	(27.5%)
Tax Effected Net Income	11,055	9,618	12,321	11,749	6,238
Core EPS	$0.48	$0.36	$0.45	$0.44	$0.22
Core ROAA	0.99%	0.72%	0.93%	0.90%	0.47%
Core ROAE	9.40%	6.58%	8.18%	7.94%	3.94%

WesBanco